PROSPECTUS

CLASS A and Y

October 31, 2013

	<u>Class</u> (Ticker)	
Calvert Solution Strategies®		
Calvert Green Bond Fund	A (_______)	Y (_______)

These securities have not been approved or disapproved by the Securities and Exchange Commission ("SEC") or any State Securities Commission, and neither the SEC nor any State Securities Commission has determined that this Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

Calvert Green Bond Fund Prospectus
Class A and Y
October 31, 2013

TABLE OF CONTENTS

CALVERT GREEN BOND FUND

Class (Ticker): **A** (_____) **Y** (____)

INVESTMENT OBJECTIVE

The Fund seeks to maximize income, to the extent consistent with preservation of capital, primarily through investment in bonds, with a focus on opportunities related to climate change and other environmental issues. This objective may be changed by the Fund's Board of Directors without shareholder approval.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Calvert mutual funds that are not money market funds. More information about these and other discounts is available from your financial professional and under "Choosing a Share Class" on page __ and "Reduced Sales Charges" on page __ of this Prospectus, and under "Method of Distribution" on page __ of the Fund's Statement of Additional Information ("SAI").

Shareholder Fees (fees paid directly from your investment)

	Class A	Class Y
Maximum sales charge (load) on purchases (as a % of offering price)	3.75%	None
Maximum deferred sales charge (load) (as a % of amount purchased or redeemed, whichever is lower) [1]	None	None
Redemption fee (as a % of amount redeemed or exchanged within 30 days of purchase)	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)

	Class A	Class Y
Management fees	0.50%	0.50%
Distribution and service (12b-1) fees	0.25%	None
Other expenses	0.84%	1.22%
Total annual fund operating expenses	1.59%	1.72%
Less fee waiver and/or expense ~~reimbursement~~reimbursement[1]	(0.71%)	(1.09%)
Net expenses	0.88%	0.63%

1 The investment advisor has agreed to contractually limit direct net annual fund operating expenses for Class A and Class Y through January 31, 2015. Direct net operating expenses will not exceed 0.88% for Class A and 0.63% for Class Y. Only the Board of Directors of the Fund may terminate the Fund's expense cap before the contractual period expires.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that:

- you invest $10,000 in the Fund for the time periods indicated and then either redeem or hold your shares at the end of those periods;
- your investment has a 5% return each year;
- the Fund's operating expenses remain the same; and
- any Calvert expense limitation is in effect for the period indicated in the fee table above.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

Share Class	1 Year	3 Years
Class A	$461	$774
Class Y	$64	$408

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities ("turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in

the "Example", affect the Fund's performance. Because the Fund has less than a full fiscal year of investment operations, no portfolio turnover rate is provided for the Fund at this time.

INVESTMENTS, RISKS AND PERFORMANCE

Principal Investment Strategies

Under normal circumstances, the Fund invests at least 80% of its net assets (including borrowings for investment purposes) in "green" bonds. Bonds include debt securities of any maturity. The Fund will provide shareholders with at least 60 days' notice before changing this 80% policy. The Fund typically invests at least 65% of its net assets in investment grade, U.S. dollar-denominated debt securities, as assessed at the time of purchase. A debt security is investment grade when assigned a credit quality rating of BBB- or higher by Standard & Poor's Ratings Services ("Standard & Poor's") or an equivalent rating by another nationally recognized statistical rating organization ("NRSRO"), including Moody's Investors Service or Fitch Ratings, or if unrated, considered to be of comparable credit quality by the Fund's Advisor.

The Fund primarily invests in a broad range of fixed-income securities, including, but not limited to, corporate bonds, project bonds, U.S. government securities, taxable municipal securities and mortgage-backed or other asset backed-securities ("ABS"), including commercial mortgage-backed securities. The Fund may also invest in below-investment grade, high-yield debt securities (commonly known as "junk bonds"), including distressed securities that are in default. The Fund may invest in securities that represent interests in pools of mortgage loans or other assets assembled for sale to investors by various U.S. governmental agencies, government-related organizations and private issuers. These investments may include derivative securities such as collateralized mortgage obligations ("CMOs") and ABS.

The Fund seeks to invest primarily in "green" investments. The Fund defines "green" investments to include securities of companies that develop or provide products or services that address environmental solutions and/or support efforts to reduce their own environmental footprint; bonds that support environmental projects; structured securities that are collateralized by assets supporting environmental themes; and securities that, in the opinion of the Fund's Advisor, have no more than a negligible direct environmental impact, which may include securities issued by the U.S. government or its agencies, and U.S. government-sponsored entities.

The Fund may also invest up to 25% of its net assets in foreign debt securities. Foreign debt securities include American Depositary Receipts ("ADRs").

The Fund uses an active strategy, seeking relative value to earn incremental income. The Fund's investment process is enhanced by the Advisor's fundamental investment research, which seeks to add value by integrating traditional fundamental security analysis with the Advisor's proprietary views on critical environmental, social and governance issues.

The Fund also uses a hedging technique that includes the purchase and sale of U.S. Treasury securities and related futures contracts to manage the duration of the Fund.

The Fund is "non-diversified," which means it may invest a greater percentage of its assets in a particular issuer than a "diversified" fund.

Tobacco Exclusion. The Fund seeks to avoid investing in companies classified under the tobacco industry sector of the Barclays Global Aggregate Index, the Barclays U.S. High Yield Index or the Barclays Global Emerging Market Index; or, in the opinion of the Fund's Advisor, any similar securities in the Barclays Municipal Index.

Principal Risks

You could lose money on your investment in the Fund, or the Fund could underperform, because of the risks described below. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Non-Diversification Risk. Because the Fund may invest a greater percentage of its assets in a particular issuer than a diversified fund, the gains or losses on a single bond may have greater impact on the Fund than a diversified fund.

"Green" Investing Risk. Investing primarily in green investments carries the risk that, under certain market conditions, the Fund may underperform funds that invest in a broader array of investments. In addition, some green

investments may be dependent on government tax incentives, such as fossil-fuel subsidies, and on political support for certain environmental technologies and companies. The green sector may also have challenges such as a limited number of issuers and liquidity in the market, including a robust secondary market.

Bond Market Risk. The market prices of bonds held by the Fund may fall.

Credit Risk. The credit quality of fixed-income securities may deteriorate, which could lead to default or bankruptcy of the issuer where the issuer becomes unable to pay its obligations when due.

Mortgage-Backed and Asset-Backed Securities Risk. The value of investments in mortgage-backed and asset-backed securities is subject to interest rate risk and credit risk. These securities are also subject to the risk that borrowers will prepay the principal on their loans more quickly than expected (prepayment risk) or more slowly than expected (extension risk), which will affect the yield, average life and price of the securities. In addition, faster than expected prepayments may cause the Fund to invest the prepaid principal in lower yielding securities and slower than expected prepayments may reduce the potential for the Fund to invest in higher yielding securities.

Mortgage-Backed Security Risk (Government-Sponsored Enterprises). Debt and mortgage-backed securities issued by government-sponsored enterprises ("GSEs") such as the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC") are neither insured nor guaranteed by the U.S. Treasury and are not backed by the full faith and credit of the U.S. government. Such securities are only supported by the credit of the applicable GSE. The U.S. government has provided financial support to FNMA and FHLMC, but there can be no assurance that it will support these or other GSEs in the future.

Management Risk. The individual investments of the Fund may not perform as expected, due to credit, political or other risks and/or the Fund's portfolio management practices may not achieve the desired result.

Interest Rate Risk. A change in interest rates may adversely affect the value of fixed-income securities. When interest rates rise, the value of fixed-income securities will generally fall. Longer-term securities are subject to greater interest rate risk.

Junk Bond Risk. Investments in junk bonds can involve a substantial risk of loss. Junk bonds are considered to be speculative with respect to the issuer's ability to pay interest and principal. These securities, which are rated below investment grade, have a higher risk of issuer default, are subject to greater price volatility than investment grade securities and may be illiquid.

Defaulted Bonds Risk. For bonds in default (rated "D" by Standard & Poor's or the equivalent by another NRSRO), there is a significant risk that these bonds will not achieve full recovery.

Unrated Security Risk. Unrated securities may be less liquid than rated securities determined to be of comparable quality. When the Fund purchases unrated securities, it will depend on the Advisor's analysis of credit risk without the assessment of an NRSRO.

Corporate and Taxable Municipal Bond Risk. For corporate and taxable municipal bonds, there is credit risk in addition to the interest rate risk that affects all fixed-income securities.

Collateralized Mortgage Obligation and Structured Asset-Backed Securities Risk. A CMO is a multiclass bond that is backed by a pool of mortgage loans or mortgage-backed securities. A structured ABS is a multiclass bond that is typically backed by a pool of auto loans, credit card receivables, home equity loans or student loans. A CMO or structured ABS is subject to interest rate risk, credit risk, prepayment risk and extension risk. In addition, if the Fund holds a class of a CMO or a structured ABS that is subordinated to other classes backed by the same pool of collateral, the likelihood that the Fund will receive payments of principal may be substantially limited.

Foreign Securities Risk. Investing in foreign securities involves additional risks relating to political, social, and economic developments abroad. Other risks result from the differences between the regulations to which U.S. and foreign issuers and markets are subject, and the potential for foreign markets to be less liquid and more volatile than U.S. markets. Foreign securities include ADRs. Unsponsored ADRs involve additional risks because U.S. reporting requirements do not apply and the issuing bank will recover shareholder distribution costs from movement of share prices and payment of dividends.

Foreign Currency Risk. Securities that trade or are denominated in currencies other than the U.S. dollar may be adversely affected by fluctuations in currency exchange rates. When the U.S. dollar strengthens relative to a foreign

currency, the U.S. dollar value of an investment denominated in that currency will typically fall. ADRs indirectly bear currency risk because they represent an interest in securities that are not denominated in U.S. dollars.

Active Trading Strategy Risk. The Fund employs an active style that seeks to position the Fund with securities that offer the greatest price appreciation while minimizing risk. This style can result in higher turnover (exceeding 100%), may translate to higher transaction costs and may increase your tax liability.

Futures Contracts Risk. The value of a futures contract tends to increase and decrease in tandem with the value of the underlying instrument. The price of futures can be highly volatile; using them could lower total return, and the potential loss from futures can exceed the Fund's initial investment in such contracts.

Performance

Because the Fund has less than a full calendar year of investment operations, no performance information is presented for the Fund at this time.

For information on Calvert's prior experience with a comparable fund, please see "Management of Fund Investments – Prior Experience With a Comparable Account" in this Prospectus.

PORTFOLIO MANAGEMENT

Investment Advisor. Calvert Investment Management, Inc. ("Calvert" or the "Advisor")

Portfolio Manager Name	Title	Length of Time Managing Fund
Cathy P. Roy	Senior Vice President, Portfolio Manager	Since October 2013
Vishal Khanduja, CFA	Portfolio Manager	Since October 2013
Mauricio Agudelo	Portfolio Manager	Since October 2013

BUYING AND SELLING SHARES

You can buy, sell (redeem) or exchange shares of the Fund, either through a financial professional or directly from the Fund, on any day that the New York Stock Exchange is open. The share price is based on the Fund's net asset value determined after receipt of your request in good order.

Minimum Investments

Account Type	Initial	Subsequent
Regular Accounts	$2,000	$250
IRA Accounts	$1,000	$250

For automatic investment plans, the minimum initial investment requirements are waived if you establish a $100 monthly investment plan. For an account that has met the minimum initial investment requirement described above, you may make subsequent automatic investments of $50.

The Fund may waive investment minimums and applicable service fees for certain investors.

Class A. To buy shares, contact your financial professional or open an account by completing and signing an application (available at www.calvert.com or by calling 800-368-2748). Make your check payable to the Fund.

To Buy Shares

New Accounts (include application):	Calvert, P.O. Box 219544, Kansas City, MO 64121-9544
Subsequent Investments (include investment slip):	Calvert, P.O. Box 219739, Kansas City, MO 64121-9739
By Registered, Certified or Overnight Mail:	Calvert, c/o BFDS, 330 West 9th Street, Kansas City, MO 64105-1514

To Sell Shares

By Telephone	Call 800-368-2745
By Mail	Calvert, P.O. Box 219544, Kansas City, MO 64121-9544

Class Y Shares. Class Y shares are generally available only to wrap or similar fee-based programs offered by financial intermediaries. Class Y purchases must be made by bankwire or via the National Securities Clearing Corporation. For additional information, call 800-368-2746.

TAX INFORMATION

Unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account, any dividends and distributions made by the Fund are taxable to you as ordinary income or capital gains and may also be subject to state and local taxes.

PAYMENTS TO BROKER/DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase shares of the Fund through a broker/dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker/dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's Web site for more information.

MORE INFORMATION ON FEES AND EXPENSES

REDEMPTION FEE

The redemption fee applies to redemptions, including exchanges, within 30 days of purchase. This fee is intended to ensure that the portfolio trading costs are borne by investors making the transactions and not by shareholders already in the Fund. The fee is deducted from the redemption proceeds. It is payable to the Class of the Fund from which the redemption is made and is accounted for as an addition to paid-in capital. The fee will not be charged directly on certain retirement account platforms and other similar omnibus-type accounts, but rather on their participants by the subtransfer agent and remitted to the Fund. See "How to Sell Shares - Redemption Fee" in this Prospectus for situations where the fee may be waived.

MANAGEMENT FEES

Management fees include the advisory fee paid by the Fund to the Advisor and the administrative fee paid by the Fund to Calvert Investment Administrative Services, Inc., an affiliate of the Advisor.
With respect to the amount of the Fund's advisory fee, see "Advisory Fees" in this Prospectus.
The administrative fees (as a percentage of the Fund's net assets) for the Fund are 0.20%.

DISTRIBUTION AND SERVICE FEES

The following table shows the maximum annual amount of distribution and service fees payable under the Fund's distribution plan for Class A and the amount of the Fund's distribution and service fees authorized by the Fund's Board of Directors for the current fiscal year. Fees payable under the distribution plan may be increased to the maximum amount, where applicable, only after approval of the Board of Directors.

Maximum Amount Payable (Class A)	Amount Authorized
0.50%	0.25%

OTHER EXPENSES

"Other expenses" include custodial, transfer agent and subtransfer agent/recordkeeping payments, as well as various other expenses. Subtransfer agent/recordkeeping payments may be made to third parties (including affiliates of the Advisor) that provide recordkeeping and other administrative services.

CONTRACTUAL FEE WAIVERS AND/OR EXPENSE REIMBURSEMENTS

Where Calvert has contractually agreed to a fee waiver and/or expense reimbursement, the Example in the Fund Summary reflects the expense limits set forth in the fee table but only through the contractual date. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, taxes and extraordinary expenses. The Fund does not expect to incur a material amount of interest expense in the fiscal year. ~~If the Fund were to incur expenses from selling futures short, the costs would be reflected in the net expense ratio. The Fund, however, does not expect to incur a material amount of expense for this activity.~~

See "Investment Advisor" in the Fund's SAI for more information.

EXAMPLE

The Example in the Fund Summary for the Fund also assumes that you reinvest all dividends and distributions.

MORE INFORMATION ON INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies

With a change in rating of a debt security, the Advisor will review the security's fundamentals with the credit research team and determine its position on the security, given its fundamental outlook for the security and the price at which the security then trades. This is consistent with the Advisor's relative value approach to investing in all securities. A downgrade/upgrade in a security's credit quality rating is not an automatic signal to sell/buy that security.

The Fund's investments may have all types of interest rate payments and reset terms, including fixed rate, adjustable rate, zero coupon, contingent, deferred, payment-in-kind and auction rate features. The Fund will invest in instruments with principal payments that are both fixed and variable.

The sell discipline is one that seeks to maximize relative value by liquidating securities that have outperformed comparable investments, swapping them for cheaper securities with more upside potential and by reducing portfolio risk by selling securities that, in the Advisor's opinion, have weakened, when considering credit risk and the overall economic outlook.

Tobacco Exclusion Policy and Investment Risk

As described under the earlier Fund Summary for the Fund, the Fund avoids investing in certain tobacco-related securities. As a result of this policy, the Fund may forego a profitable investment opportunity and the associated return.

Further Description of Investment Strategies and Techniques

A concise description of the Fund's principal investment strategies and principal risks is provided under the Fund Summary for the Fund. On the following pages are further descriptions of these principal investment strategies and techniques, as well as certain non-principal investment strategies and techniques of the Fund, along with their associated risks. The Fund has additional non-principal investment policies and restrictions, which are discussed under "Non-Principal Information on Investment Policies and Risks" in the Fund's SAI.

For certain investment strategies listed, the table below shows the Fund's limitations as a percentage of either its net or total assets. Numbers in this table show maximum allowable amount only; for actual usage, consult the Fund's Annual or Semi-Annual reports. (Please see the pages of this Prospectus following the table for descriptions of the investment strategies and definitions of the principal types of risks involved. Explanatory information about certain investment strategies of the Fund is also provided below.)

Key to Table

*	Fund currently uses as a principal investment strategy
□	Permitted, but not a principal investment strategy
xN	Allowed up to x% of Fund's net assets
xT	Allowed up to x% of Fund's total assets
NA	Not applicable to this Fund

	Calvert Green Bond Fund
Investment Techniques	
Active Trading Strategy/Turnover	*
Temporary Defensive Positions	□
Hedging Strategies	*
Conventional Securities	
Foreign securities	25N
Investment grade bonds	*
Below-investment grade, high-yield bonds	35N
Unrated debt securities	*
Illiquid securities	15N
Unleveraged Derivative Securities	
Asset-backed securities	*
Mortgage-backed securities	*

	Calvert Green Bond Fund
Currency contracts	□
Leveraged Derivative Instruments	
Options on securities and indices	□
Futures contracts	5N[1]

1 Based on initial margin required to establish position.

Description of Investment Strategies and Associated Risks

The investment strategies listed in the table above are described below, and the principal types of risk involved with each strategy are listed. See the "Glossary of Certain Investment Risks" for definitions of these risk types.

Investment Techniques and Associated Risks

Active Trading Strategy/Turnover involves selling a security soon after purchase. An active trading strategy causes a fund to have higher portfolio turnover compared to other funds, exceeding 100%, and may translate to higher transaction costs, such as commissions and custodian and settlement fees. Because this strategy may cause the Fund to have a relatively high amount of short-term capital gains, which generally are taxable at the ordinary income tax rate, it may increase an investor's tax liability.

Risks: Opportunity, Market and Transaction

Temporary Defensive Positions. During adverse market, economic or political conditions, the Fund may depart from its principal investment strategies by holding cash and investing in cash equivalents. During times of any temporary defensive position, the Fund may not be able to achieve its investment objective.

Risks: Opportunity

Hedging Strategies. The hedging technique of purchasing and selling U.S. Treasury securities and related futures contracts may be used for the limited purpose of managing duration.

Risks: Correlation and Opportunity

Conventional Securities and Associated Risks

Foreign securities. Securities issued by entities whose principal place of business is located outside the U.S. This includes debt instruments denominated in other currencies such as Eurobonds.	**Risks:** Market, Currency, Transaction, Liquidity, Information and Political
Investment grade bonds. Bonds rated BBB-/Baa3 or higher by an NRSRO, or if unrated, considered to be of comparable credit quality by the Fund's Advisor.	**Risks:** Interest Rate, Market and Credit
Below-investment grade, high-yield bonds. Bonds rated below BBB-/Baa3 or unrated bonds determined by the Fund's Advisor to be of comparable credit quality are considered junk bonds. They are subject to greater credit and market risk than investment grade bonds. Junk bonds generally offer higher interest payments because the company that issues the bond is at greater risk of default (failure to repay the bond). This may be because the issuer is small or new to the market, has financial difficulties, or has a greater amount of debt.	**Risks:** Credit, Market, Interest Rate, Liquidity and Information
Unrated debt securities. Bonds that have not been rated by an NRSRO; the Advisor has determined the credit quality based on its own research.	**Risks:** Credit, Market, Interest Rate, Liquidity and Information
Illiquid securities. Securities which cannot be readily sold because there is no active market. High Social Impact Investments are illiquid.	**Risks:** Liquidity, Market and Transaction

Unleveraged Derivative Securities and Associated Risks

Asset-backed securities. Securities backed by unsecured debt, such as automobile loans, home equity loans, equipment or computer leases or credit card debt. These securities are often guaranteed or over-collateralized to enhance their credit quality.	**Risks:** Credit, Interest Rate and Liquidity
Mortgage-backed securities. Securities backed by pools of mortgages, including senior classes of collateralized mortgage obligations ("CMOs").	**Risks:** Credit, Extension, Prepayment, Liquidity and Interest Rate
Currency contracts. Contracts involving the right or obligation to buy or sell a given amount of foreign currency at a specified price and future date.	**Risks:** Currency, Leverage, Correlation, Liquidity and Opportunity

Leveraged Derivative Instruments and Associated Risks

Options on securities and indices. Contracts giving the holder the right but not the obligation to purchase or sell a security (or the cash value, in the case of an option on an index) at a specified price	**Risks:** Interest Rate, Currency, Market, Leverage, Correlation,

within or at a specified time. In the case of writing options, the Fund will write call options only if it already owns the security (if it is "covered").	Liquidity, Credit and Opportunity
Futures contracts. Agreements to buy or sell a specific amount of a commodity or financial instrument at a particular price on a specific future date.	**Risks:** Interest Rate, Currency, Market, Leverage, Correlation, Liquidity and Opportunity

Glossary of Certain Investment Risks

Correlation risk	The risk that when a fund "hedges," two investments may not behave in relation to one another the way fund managers expect them to, which may have unexpected or undesired results. For example, a hedge may reduce potential gains or may exacerbate losses instead of reducing them. For an exchange traded fund (ETF), there is a risk of tracking error. An ETF may not be able to exactly replicate the performance of the underlying index due to operating expenses and other factors (e.g., holding cash even though the underlying benchmark index is not composed of cash), and because transactions occur at market prices instead of at net asset value.
Credit risk	The risk that the issuer of a security or the counterparty to an investment contract may default or become unable to pay its obligations when due.
Currency risk	The risk that when the Fund buys, sells or holds a security denominated in foreign currency, adverse changes in foreign currency rates may cause investment losses when the Fund's investments are converted to U.S. dollars. Currency risk may be hedged or unhedged. Unhedged currency exposure may result in gains or losses as a result of a change in the relationship between the U.S. dollar and the respective foreign currency.
Extension risk	The risk that slower than anticipated prepayments (usually in response to higher interest rates) will extend the life of a mortgage-backed security beyond its expected maturity date, typically reducing the value of a mortgage-backed security purchased at a discount. In addition, if held to maturity, the Fund will not have access to the principal invested when expected and may have to forego other investment opportunities.
Information risk	The risk that information about a security or issuer or the market might not be available, complete, accurate, or comparable.
Interest rate risk	The risk that changes in interest rates will adversely affect the value of an investor's fixed-income securities. When interest rates rise, the value of fixed-income securities will generally fall. Conversely, a drop in interest rates will generally cause an increase in the value of fixed-income securities. Longer-term securities and zero coupon/ "stripped" coupon securities are subject to greater interest rate risk.
Leverage risk	The risk that occurs in some securities or techniques which tend to magnify the effect of small changes in an index or a market. This can result in a loss that exceeds the amount actually invested.
Liquidity risk	The risk that occurs when investments cannot be readily sold. The Fund may have to accept a less-than-desirable price to complete the sale of an illiquid security or may not be able to sell it at all.

Market risk	The risk that securities prices in a market, a sector or an industry will fluctuate, and that such movements might reduce an investment's value.
Opportunity risk	The risk of missing out on an investment opportunity because the assets needed to take advantage of it are committed to less advantageous investments or strategies.
Political risk	The risk that may occur when the value of a foreign investment may be adversely affected by nationalization, taxation, war, government instability or other economic or political actions or factors, including risk of expropriation.
Prepayment risk	The risk that faster than anticipated prepayments (usually in response to lower interest rates) will cause a mortgage-backed security to mature prior to its expected maturity date, typically reducing the value of a mortgage-backed security purchased at a premium. The Fund must also reinvest those assets at the current market rate, which may be lower.
Transaction risk	The risk that the Fund may be delayed or unable to settle a transaction or that commissions and settlement expenses may be higher than usual.

Explanation of Investment Strategies Used by the Fund

Securities Issued by Government-Sponsored Enterprises. The Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC") are government-sponsored enterprises ("GSEs") that issue debt and mortgage-backed securities commonly known as Fannie Maes and Freddie Macs, respectively. In 2008, the FNMA and FHLMC were placed into conservatorship and are currently operated by the Federal Housing Finance Agency.

ADRs. American Depositary Receipts ("ADRs") are certificates evidencing an ownership interest in shares issued by a foreign company that are held by a custodian bank in the company's home country. ADRs are U.S. dollar-denominated certificates issued by a U.S. bank and traded on exchanges or over-the-counter in the U.S. as domestic shares. The Fund may invest in either sponsored or unsponsored ADRs.

CMO and ABS. The Fund may invest in securities that represent interests in pools of mortgage loans or other assets assembled for sale to investors by various U.S. governmental agencies, government-related organizations and private issuers. These investments may include derivative securities such as collateralized mortgage obligations ("CMOs") and structured asset-backed securities ("ABS"). The holder of an interest in a CMO or ABS is entitled to receive specified cash flows from a pool of underlying assets. Depending upon the CMO or structured ABS class purchased, the holder may be entitled to payment before the cash flow from the pool is used to pay CMO or structured ABS classes with a lower priority of payment or, alternatively, the holder may be paid only after the cash flow has been used to pay CMO or structured ABS classes with a higher priority of payment.

Leveraged Loans. Leveraged loans are business loans made to borrowers that typically have interest rates that periodically adjust to a generally recognized base rate, such as the London Interbank Offered Rate or the prime rate as set by the Federal Reserve. Such loans typically are secured by specific collateral of the borrower and hold the most senior position in the borrower's capital structure or share the senior position with the borrower's other senior debt securities. Leveraged loans, generally made by banks and other lending institutions, are made to corporations, partnerships or other entities. These loans are often issued in connection with recapitalizations, acquisitions, leveraged buyouts and refinancings. Leveraged loans typically are of below-investment-grade quality and, compared to

investment grade loans, usually pay higher yields, and have higher volatility and higher risk of default on payments of interest or principal. The Fund may invest in leveraged loans by assignment from a lender, or it may invest indirectly through loan participation agreements.

Futures Contracts. A futures contract is an agreement between two parties to buy and sell a security on a future date which has the effect of establishing the current price for the security. Many futures contracts by their terms require actual delivery and acceptance of securities, but some allow for cash settlement of the difference between the futures price and the market value of the underlying security or index at time of delivery. The value of a futures contract tends to increase and decrease in tandem with the value of the underlying instrument. The price of futures can be highly volatile; using them could lower total return, and the potential loss from futures can exceed the Fund's initial investment in such contracts. To the extent the Fund uses futures, it intends to do so in accordance with Rule 4.5 under the Commodity Exchange Act ("CEA") and therefore neither the Advisor nor the Fund anticipate being subject to registration or regulation as a commodity pool operator ("CPO") or a commodity trading adviser ("CTA") under the CEA as a result of the Fund's activities. However, should the Advisor fail to use futures in accordance with Rule 4.5, then the Advisor would be subject to registration (if not already registered) and regulation in its capacity as the Fund's CPO or CTA, and the Fund would be subject to regulation under the CEA. The Fund may incur additional expense as a result of the CFTC's registration and regulation obligations, and its use of certain derivatives and other instruments may be limited or restricted.

U.S. Government Securities. U.S. Government Securities are high-quality securities issued or guaranteed by the U.S. Treasury or by an agency or instrumentality of the U.S. government. U.S. Government Securities may be backed by the full faith and credit of the U.S. Treasury, the right to borrow from the U.S. Treasury, or the agency or instrumentality issuing or guaranteeing the security. Certain issuers of U.S. government-related guarantors, including the FNMA and the FHLMC, are sponsored or chartered by Congress, but their securities are neither issued nor guaranteed by the U.S. Treasury. U.S. Government Securities include mortgage and other asset-backed securities.

Variable Rate Demand Instruments. Variable rate demand instruments are taxable or tax-exempt securities that require the issuer or a third party, such as a dealer or bank (the "Demand Provider"), to repurchase the security for its face value plus any accrued interest upon demand. The securities also pay interest at a variable rate, which typically resets on a daily, weekly, or monthly basis. The combination of the demand and rate reset features cause the securities to trade at their face value. Some variable rate demand instruments can have "conditional" liquidity, so that the occurrence of certain conditions discharges the Demand Provider's obligation to repurchase the security. Other variable rate demand instruments can have "unconditional" liquidity, so that there are no conditions under which the Demand Provider's obligation to repurchase the security can terminate without a mandatory tender. The Fund treats variable rate demand instruments as short-term securities even though their maturity may extend beyond 397 days because, within 397 days, their variable interest rate adjusts in response to changes in market rates and the repayment of their principal amount can be demanded. Certain variable rate demand instruments in which the Fund may invest – e.g., "synthetic" variable rate demand instruments -- have certain features, such as call features, that make it possible that the Fund will realize capital gains.

PORTFOLIO HOLDINGS

The Fund's portfolio holdings are included in Semi-Annual and Annual Reports that are distributed to shareholders of the Fund. The Fund also discloses its portfolio holdings in its Schedule of Investments on Form N-Q, which is filed with the SEC no later than 60 days after the close of the first and third fiscal quarters. These filings are publicly available at the SEC.

A description of the Fund's policies and procedures with respect to disclosure of the Fund's portfolio securities is available under "Portfolio Holdings Disclosure" in the Fund's SAI.

ABOUT SUSTAINABLE AND SOCIALLY RESPONSIBLE INVESTING

Calvert Solution Strategies®

Sustainable and Socially Responsible Investment Criteria

The Fund seeks to invest primarily in securities of corporate and non-corporate issuers focused on providing

solutions to climate change and other environmental challenges. The Fund will seek to source and identify bonds focused on environmental sustainability challenges, including clean energy development and technology; water and waste management; and products and services that may reduce or improve their ecological impact. Bonds issued by corporate leaders in environmental sustainability are also considered for inclusion.

The Fund seeks to invest in companies and other enterprises that demonstrate positive environmental, social and governance ("ESG") performance as they address sustainability challenges. Calvert believes that there are long-term benefits in an investment philosophy that attaches material weight to sustainability issues. Calvert also believes that managing risks and opportunities related to sustainability can contribute positively to company performance as well as to investment performance.

As a matter of practice, evaluation of a particular organization in the context of the Fund's investment criteria will involve subjective judgment by Calvert, drawing on the Fund's longstanding commitment to sustainability. Investment criteria may be changed by the Board of Directors without shareholder approval.

Green investment criteria have been established for general purpose corporate bonds and project-specific bonds to review these bonds for inclusion in the Fund, as detailed below.

Corporate Issuers

A company must have at least half of its revenue derived from clean tech or an environmentally beneficial technology, product, or service.

A company that does not meet the primary criteria of providing a green technology, product, or service may still be considered as "green" if it can be determined that it is an environmental sustainability leader within its industry. A company is an environmental sustainability leader when it demonstrates policies and programs that manage the environmental risks associated with its industrial processes and that address global environmental sustainability challenges such as pollution control, climate change, resource management, and ecosystem conservation.

Project Bonds

Bonds may meet green criteria if it can be determined that the capital is directed towards meeting green challenges such as the following:

- clean energy development or technology;
- smart growth and transit;
- energy and fuel efficiency;
- ecosystem and land conservation;
- pollution prevention;
- waste management; and
- water resources management.

Such bonds may also pertain to green real estate and development projects.

In addition, all project-related bonds are assessed for any serious adverse events or controversial issues that may outweigh the environmental benefit of the project.

SPECIAL INVESTMENT PROGRAMS

As part of Calvert's and Fund shareholders' ongoing commitment to providing and fostering innovative initiatives, the Fund may invest a small percentage of its assets through a special investment program that is a non-principal investment strategy pioneered by Calvert – High Social Impact Investments.

High Social Impact Investments

High Social Impact Investments is a program that targets up to 1% of the Fund's net assets. High Social Impact Investments offer a rate of return below the then-prevailing market rate and present attractive opportunities for furthering the Fund's sustainable and socially responsible investment criteria.

These investments may be either debt or equity investments. These types of investments are illiquid. High Social Impact debt investments are unrated and below-investment grade, and involve a greater risk of default or price decline than investment grade securities. The Fund believes that these investments have a significant sustainability and social responsibility return through their impact in our local communities.

The Fund's High Social Impact Investments are fair valued by a fair value team consisting of officers of the Fund and of the Fund's Advisor, as determined in good faith under consistently applied valuation procedures adopted by the Fund's Board and under the ultimate supervision of the Board. See "How Shares Are Priced" in this Prospectus. The Fund's High Social Impact Investments can be made through direct investments, or placed through intermediaries, such as the Calvert Social Investment Foundation (as discussed below).

Pursuant to an exemptive order issued by the SEC, the Fund may invest those assets allocated for investment through the High Social Impact Investments program with the purchase of Community Investment Notes issued by the Calvert Social Investment Foundation. The Calvert Social Investment Foundation is a non-profit organization, legally distinct from the Fund and Calvert Investments, Inc., organized as a charitable and educational foundation for the purpose of increasing public awareness and knowledge of the concept of socially responsible investing. It has instituted the Calvert Community Investments program to raise assets from individual and institutional investors and then invest these assets in non-profit or not-for-profit community development organizations, community development banks, cooperatives and social enterprises that focus on low income housing, economic development, business development and other social and environmental considerations in urban and rural communities that may lead to a more just and sustainable society in the U.S. and around the globe.

MANAGEMENT OF FUND INVESTMENTS

ABOUT CALVERT

Calvert Investment Management, Inc. (Calvert or the **Advisor)**, 4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814, is the investment advisor for the Fund. Calvert provides the Fund with investment supervision and management and office space, furnishes executive and other personnel to the Fund, and pays the salaries and fees of all Directors who are affiliated persons of and employed by Calvert. It has been managing mutual funds since 1976. As of September 30, 2013, Calvert was the investment advisor for ___ mutual fund portfolios and had approximately $___ billion in assets under management.

PORTFOLIO MANAGEMENT

Additional information is provided below regarding each individual and/or member of a team who is employed by or associated with the Advisor of the Fund, and who is primarily (and jointly, as applicable) responsible for the day-to-day management of the Fund (each a "Portfolio Manager"). The Fund's SAI provides additional information about each Portfolio Manager's management of other accounts, compensation and ownership of securities in the Fund.

Calvert Investment Management, Inc.

See "About Calvert" above.

Cathy Roy, Vishal Khanduja and Mauricio Agudelo are jointly and primarily responsible for the day-to-day

management of the Fund.

Portfolio Manager	Business Experience During Last 5 Years	Role on Management Team
Cathy Roy	Ms. Roy has been Senior Vice President of Calvert Investment Management, Inc. and a member of the Calvert Taxable Fixed Income Team since 2004 and became a Portfolio Manager for this Fund in October 2013.	Co-Portfolio Manager
Vishal Khanduja, CFA	Mr. Khanduja has been a member of the Calvert Taxable Fixed Income Team since July 2012 and became a Portfolio Manager for this Fund in October 2013. He previously worked at Columbia Management as Portfolio Manager – Global Rates and Currency Team (2009-2012) and Senior Analyst – Structured Assets Team (2008-2009). Prior to Columbia Management, he was Associate Director (Fixed Income Analytics) at Galliard Capital Management (2007-2008).	Co-Portfolio Manager
Mauricio Agudelo	Mr. Agudelo has been a member of the Calvert Taxable Fixed Income Team since 2004 and became a Portfolio Manager for this Fund in October 2013.	Co-Portfolio Manager

PRIOR EXPERIENCE WITH A COMPARABLE ACCOUNT

Because the Fund commenced operations on October 31, 2013, the Fund has no operating history. In order to provide you with information regarding the investment capabilities of Calvert, the performance of a certain managed account ("Calvert ESG Green Fixed Income Strategy" or the "Account") advised by Calvert is presented. The Fund has substantially the same investment objective, policies, strategies and portfolio management team as the Account.

Listed below is investment performance for the Account; it does not show performance for the Fund. Performance is historical and does not represent the future performance of the Fund. The performance information should also not be relied upon as an indication of the future performance of the Fund because, among other things, the asset sizes and expenses of the Fund and the Account vary. In addition, the Account is not subject to the same adverse effects of cash inflows and outflows of investor money that a public mutual fund such as Calvert Green Bond Fund may be subject to, and accordingly the performance of the Account may be higher than for a public mutual fund managed under the same investment strategy.

The performance results for the Account have been calculated to reflect the deduction of the fees and expenses charged by the Fund for Class A shares, as described in the Fees and Expenses table under the earlier Fund Summary. In addition, performance does not reflect the deduction of a front-end sales load. If a sales load were reflected, the annual returns would have been lower. The calculations of total return assume the reinvestment of all dividends and capital gain distributions. The performance figures were calculated in accordance with the industry standards for preparing and presenting investment adviser performance.

The table below compares the historical performance of the Account with the Barclays U.S. Aggregate Bond Index. An index does not include transaction costs associated with buying and selling securities or any mutual fund expenses. It is not possible to invest directly in an index.

Average Annual Total Returns[1] (as of 12/31/12)

	1 Year	Since Inception *(5/31/11)*
Calvert ESG Green Fixed Income	6.55%	7.23%

Strategy		
Barclays U.S. Aggregate Bond Index	4.21%	5.65%

[1] Account performance has been calculated to reflect a 0.88% operating expense ratio.

ADVISORY FEES

The aggregate annual advisory fee paid by the Fund as a percentage of the Fund's average daily net assets is 0.30%. The advisory fee does not include administrative fees.

A discussion regarding the basis for the approval by the Fund's Board of Directors of the investment advisory agreement with respect to the Fund is available in the most recent Semi-Annual Report of the Fund covering the fiscal period that ends on March 31 each year.

SHAREHOLDER INFORMATION

For more information on buying and selling shares, please contact your financial professional or Calvert's client services department at 800-368-2748.

HOW TO BUY SHARES

Getting Started -- Before You Open an Account

You have a few decisions to make before you open an account in a mutual fund.

First, decide what kind of account you want to open. Calvert offers individual, joint, trust, Uniform Gifts/Transfers to Minor Accounts, Traditional and Roth IRAs, Coverdell Education Savings Accounts, Qualified Profit-Sharing and Money Purchase Plans, SIMPLE IRAs, SEP-IRAs, and several other types of accounts.

Then, decide which Class of shares is best for you. You should make this decision carefully, based on:

- the amount you wish to invest;
- the length of time you plan to keep the investment;
- the Class expenses; and
- whether you qualify for any reduction or waiver of sales charges.

Each investor's financial considerations are different. You should consult with your financial intermediary to discuss which Class of shares is best for you.

Choosing a Share Class

The Fund offers two different Classes of shares in this prospectus: Class A and Y. Class I ($1,000,000 minimum) is offered in a separate prospectus. Calvert Investment Distributors, Inc. ("CID") is the Fund's distributor.

This chart shows the difference in the Classes and the general types of investors who may be interested in each Class. The sales charge you pay may differ slightly from the sales charge rate shown below due to rounding calculations.

Class A Shares: Front-End Sales Charge

Investor Type	For all investors, particularly those investing $50,000 or more (which qualifies for a reduced sales charge), or who plan to hold the shares for a substantial period of time.
Initial Sales Charge	Sales charge on each purchase of 3.75%, depending on the amount you invest. Purchases of Class A shares for accounts with $1 million or more are not subject to front-end sales charges, but may be subject to a 0.80% contingent deferred sales charge on shares sold (redeemed) within one year of purchase. See "Contingent Deferred Sales Charge" below in this chart.
Contingent Deferred Sales Charge	None (except that an 0.80% contingent deferred sales charge may apply to certain redemptions for accounts with $1 million or more for which no sales charge was paid).
Distribution and/or Service Fees	Class A shares have an annual 12b-1 fee of up to 0.50%.

Class Y Shares: No Sales Charge

Investor Type	Generally available only to wrap or similar fee-based programs offered by financial intermediaries that have entered into an agreement with CID, the Fund's distributor, to offer Class Y shares to their clients.
Initial Sales Charge	None
Contingent Deferred Sales Charge	None
Distribution and/or Service Fees	Class Y shares have no 12b-1 fee.
Other	Class Y shares have lower annual expenses than Class A because Class Y has no 12b-1 fee.

Class A

If you choose Class A, you will pay a sales charge at the time of each purchase. This table shows the charges both as a percentage of offering price and as a percentage of the amount you invest. The term "offering price" includes the front-end sales charge. If you invest more, the percentage rate of sales charge will be lower. For example, if you invest more than $50,000 but less than $100,000 in the Fund, or if your cumulative purchases or the value in your account is more than $50,000 but less than $100,000*, then the sales charge is reduced to 3.00%. There is no initial sales charge on shares acquired through reinvestment of dividends or capital gain distributions.

Your investment in A shares	Sales Charge % of offering price	% of Amt. Invested

Less than $50,000	3.75%	3.90%
$50,000 but less than $100,000	3.00%	3.09%
$100,000 but less than $250,000	2.25%	2.30%
$250,000 but less than $500,000	1.75%	1.78%
$500,000 but less than $1,000,000	1.00%	1.01%
$1,000,000 and over	None**	None**

* This is called "Rights of Accumulation." The sales charge is calculated by taking into account not only the dollar amount of the new purchase of shares, but also the current value of shares you have previously purchased in Calvert Funds that impose sales charges.

** Purchases of Class A shares at NAV for accounts with $1,000,000 or more on which a finder's fee has been paid by CID are subject to a one-year contingent deferred sales charge of 0.80%. (See the "Calculation of Contingent Deferred Sales Charge").

Class Y

Class Y shares are sold without any initial sales load or CDSC.

Class Y shares are generally available only to wrap or similar fee-based programs offered by financial intermediaries that have entered into an agreement with CID to offer Class Y shares to their clients.

Reduced Sales Charges

You may qualify for a reduced sales charge (sales load breakpoints/discount) through several purchase plans available. You must notify your broker/dealer or the Fund at the time of purchase to take advantage of the reduced sales charge. If you do not let your broker/dealer or Fund know that you are eligible for a reduction, you may not receive a reduced sales charge to which you are otherwise entitled. In order to determine your eligibility to receive a reduced sales charge, it may be necessary for you to provide your broker/dealer or Fund with information and records, including account statements, of all relevant accounts invested in Calvert Funds. Information regarding sales load breakpoints/discounts is also available on Calvert's website at www.calvert.com.

Rights of Accumulation can be applied to several accounts

In determining the applicable Class A sales load breakpoints/discount, you may take into account the current value of your existing holdings of any class of Calvert's non-money market funds, including shares held by your family group or other qualified group* and through your retirement plan(s). In order to determine your eligibility to receive a sales charge discount, it may be necessary for you to provide your broker/dealer or Fund with information and records, including account statements, of all relevant accounts invested in Calvert Funds. Shares could then be purchased at the reduced sales charge which applies to the entire group; that is, the current value of shares previously purchased and currently held by all the members of the group.

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* A "family group" includes a spouse, parent, stepparent, grandparent, child, stepchild, grandchild, sibling, father-in-law, mother-in-law, brother-in-law, or sister-in-law, including trusts and estates on which such persons are signatories.

A "qualified group" is one which:

1. has been in existence for more than six months, and
2. has a purpose other than acquiring shares at a discount, and
3. satisfies uniform criteria which enable CID and broker/dealers offering shares to realize economies of scale in distributing such shares.

A qualified group must have more than 10 members, must be available to arrange for group meetings between representatives of CID or broker/dealers distributing shares, and must agree to include sales and other materials related to the Fund in its publications and mailings to members at reduced or no cost to CID or broker/dealers.

Statement of Intention

You may reduce your Class A sales charge by establishing a statement of intention ("Statement"). A Statement allows you to combine all Calvert Funds (excluding money market funds) purchases of all share classes you intend to make over a 13-month period to determine the applicable sales charge.

A portion of your account will be held in escrow to cover additional Class A sales charges that may be due if your total investments over the 13-month period do not qualify for the applicable sales charge reduction. The Transfer Agent will hold in escrow Fund shares (computed to the nearest full share) equal to 5% of the dollar amount specified in the Statement. All dividends and any capital gains distribution on the escrowed shares will be credited to your account.

If the total minimum investment specified under the Statement is completed within a 13-month period, escrowed shares will be promptly released to you. However, shares acquired during the 13-month period but sold prior to the completion of the investment commitment will not be included for purposes of determining whether the investment commitment has been satisfied.

Upon expiration of the Statement period, if the total purchases pursuant to the Statement are less than the amount specified in the Statement as the intended aggregate purchase amount, CID will debit the difference between the lower sales charge you paid and the dollar amount of sales charges which you would have paid if the total amount purchased had been made at a single time from your account. Full shares, if any, remaining in escrow after this adjustment will be released and, upon request, remitted to you.

The Statement may be revised upward at any time during the Statement period, and such a revision will be treated as a new Statement, except that the Statement period during which the purchase must be made will remain unchanged and there will be no retroactive reduction of the sales charges paid on prior purchases.

Your first purchase of shares at a reduced sales charge under a Statement indicates acceptance of these terms.

Retirement Plans Under Section 457, Section 403(b)(7), or Section 401(k)

There is no sales charge on shares purchased for the benefit of a retirement plan under section 457 of the Code. There is no sales charge on shares purchased for the benefit of a retirement plan qualifying under section 403(b) or 401(k) of the Code if, at the time of purchase:

(i) Calvert has been notified in writing that the 403(b) or 401(k) plan has at least 300 eligible employees and is not sponsored by a K-12 school district; or

(ii) (ii) the cost or current value of shares a 401(k) plan has in Calvert Funds (except money market funds) is at least $1 million.

Neither the Fund, nor CID, nor any affiliate of CID will reimburse a plan or participant for any sales charges paid prior to receipt and confirmation by CID of such required written communication. Plan administrators should send requests for the waiver of sales charges based on the above conditions to: Calvert Retirement Plans, 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814.

College Savings Plans under Section 529

There is no sales charge on shares purchased for the D.C. College Savings Plan if, at the time of purchase, the owner of the savings plan account is: (i) a District of Columbia resident, or (ii) a participant in payroll deduction to the D.C. College Savings Plan of a business with at least 300 employees.

Other Circumstances

There is no sales charge on shares of any Calvert Fund sold to or constituting the following:

- current or retired Directors, Trustees, or Officers of the Calvert Funds or Calvert and its affiliates; employees of Calvert and its affiliates; or their family members (see definition of "family group" under "Reduced Sales Charges," above);
- directors, officers, and employees of any subadvisor for the Calvert Funds, employees of broker/dealers distributing the Fund's shares and family members of the subadvisor, or broker/dealer;
- purchases made through a registered investment advisor;
- trust departments of banks or savings institutions for trust clients of such bank or institution where such trust department purchases Fund shares in a trustee, fiduciary or advisory capacity (does not apply to clients in traditional, commission-based brokerage arrangements);
- clients of financial intermediaries who have self-directed brokerage accounts that may or may not charge transaction fees to customers. Such shares are only available through self-directed brokerage service platforms or similar sales channels in which commissions customarily are not imposed;
- purchases through a broker/dealer maintaining an omnibus account with the Fund, provided the purchases are made by:

    (a) registered investment advisors (does not apply to clients in traditional, commission-based brokerage arrangements);

    (b) retirement or deferred compensation plans and trusts used to fund those plans established under sections 401(a), 401(k), 403(b) or 457 of the Code, and "rabbi trusts" (does not apply to clients in traditional, commission-based brokerage arrangements); and

- the portion of any direct rollover from a participant's employer-sponsored retirement plan account or direct transfer from a 403(b) plan account to a Calvert IRA with Calvert or its agent as the custodian that is funded by the sale immediately prior to the rollover/transfer of Calvert Fund shares held in the plan account, provided that documentation accompanies the rollover/ transfer instruction that reasonably supports this funding source requirement.

Dividends and Capital Gain Distributions from other Calvert Funds

You may prearrange to have your dividends and capital gain distributions from a Calvert Fund automatically invested in another Calvert Fund account with no additional sales charge.

Purchases made at Net Asset Value ("NAV")

Except for money market funds, if you make a purchase at NAV, you may exchange shares in that amount to another Calvert Fund without incurring a sales charge.

Reinstatement Privilege (Class A and Class B)

Subject to the Fund's market timing policy, if you redeem Class A shares and then within 90 days decide to reinvest in any Calvert Fund, you may reinvest in Class A of the Fund at the NAV next computed after the reinvestment order is received, without a sales charge. The Fund reserves the right to modify or eliminate this privilege.

Distribution and Service Fees

The Fund has adopted a plan under Rule 12b-1 of the 1940 Act that allows the Fund to pay distribution fees for the sale and distribution of its shares (except with respect to Class Y, which has no Rule 12b-1 plan). The distribution plan also allows the Fund to pay service fees to persons (such as your financial professional) for services provided to shareholders. See "Method of Distribution" in the Fund's SAI for further discussion of these services. Because these

fees are paid out of the Fund's assets on an ongoing basis, over time, these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. Please see "Service Fees and Arrangements with Broker/Dealers" in this Prospectus for more service fee and other information regarding arrangements with broker/dealers.

The following table shows the maximum annual percentage payable under the distribution plan, and the amount actually paid by the Fund. Fees payable under the distribution plan may be increased to the maximum amount only after approval by the Fund's Board of Directors. The fees are based on average daily net assets by Class.

	Maximum Payable under Plan/Amount Actually Paid
	Class A
Calvert Green Bond Fund	0.50% / 0.25%

Service Fees and Arrangements with Broker/Dealers

CID, the Fund's distributor, pays broker/dealers a commission, or reallowance (expressed as a percentage of the offering price for Class A), when you purchase shares of non-money market funds (except with respect to Class Y). CID also pays broker/dealers an ongoing service fee (except with respect to Class Y) while you own shares of that Fund (expressed as an annual percentage rate of average daily net assets held in Calvert accounts by that dealer). The following table shows the maximum commissions and service fees paid by CID to broker/dealers, which differ depending on the Class.

Maximum Commission/ Service Fees
Class A*
3.00% / 0.25%

* Class A service fees begin to accrue in the first month after purchase.

During special sales promotions, CID may reallow to broker/dealers the full Class A front-end sales charge. CID may also pay additional concessions, including de minimis non-cash promotional incentives, such as de minimis merchandise or trips, to broker/dealers employing registered representatives who have sold or are expected to sell a minimum dollar amount of shares of the Fund and/or shares of other Funds underwritten by CID. CID may make expense reimbursements for special training of a broker/dealer's registered representatives, advertising or equipment, or to defray the expenses of sales contests. Calvert, CID, or their affiliates may pay, from their own resources, certain broker/dealers and/or other persons, for the sale and distribution of the securities or for services to the Fund. These amounts may be significant.

Payments may include additional compensation beyond the regularly scheduled rates, and finder's fees. CID may pay broker/dealers a finder's fee on Class A shares purchased at NAV in accounts with $1 million or more.

Where paid, the finder's fee is 0.80% of the NAV purchase amount on the first $2 million, 0.64% over $2 million up to $3 million, 0.40% over $3 million up to $50 million, 0.20% over $50 million up to $100 million and 0.12% over $100 million.

How to Open an Account (Class A)

Complete and sign an application for each new account (the application is available at www.calvert.com or by calling 800-368-2748). When multiple classes of shares are offered, please specify which class you wish to purchase. For more information, contact your financial professional or Calvert's client services department at 800-368-2748.

Please see the Fund Summary above with respect to the minimum initial investment amount and the minimum amount for subsequent investments. The Fund may charge a $2 service fee on additional purchases of less than $250. The Fund may waive investment minimums and applicable service fees for investors who buy shares through certain omnibus accounts, certain wrap fee programs that charge an asset-based fee, and in other cases, at the Fund's discretion.

For purchases, please make your check payable to the Fund in U.S. dollars and send it along with your application to: Calvert, P.O. Box 219544, Kansas City, MO 64121-9544, or if you use registered, certified or overnight mail, to: Calvert, c/o BFDS, 330 West 9th Street, Kansas City, MO 64105-1514.

How to Open an Account (Class Y Shares)

Class Y shares are generally available only to wrap or similar fee-based programs offered by financial intermediaries that have entered into an agreement with CID, the Fund's distributor, to offer Class Y shares to their clients. A financial intermediary includes a broker, dealer, bank (including a bank trust department), registered investment adviser, financial planner, retirement plan administrator, third-party administrator, insurance company and any other institution having a selling or administration agreement with CID.

The use of Class Y shares by a financial intermediary will depend on, among other things, the structure of the particular fee-based program. CID will make, in its sole discretion, all determinations as to eligibility to purchase Class Y shares of the Fund.

Please see the Fund Summary with respect to the minimum initial investment amount and the minimum amount for subsequent investments. The Fund may charge a $2 service fee on additional purchases of less than $250. All Class Y purchases must be made by bankwire or via the National Securities Clearing Corporation ("NSCC"), in U.S. dollars. For additional information and wire instructions, call Calvert at 800-368-2746.

Subsequent Investments (Class A Shares)

To make an investment after you open an account, include your investment slip and send your request to: Calvert, P.O. Box 219739, Kansas City, MO 64121-9739, or if you use registered, certified or overnight mail, to: Calvert, c/o BFDS, 330 West 9th Street, Kansas City, MO 64105-1514.

Once you open an account, you may also buy or sell shares by telephone or electronic funds transfer.

Federal Holidays

There are some federal holidays, *i.e.*, Columbus Day and Veterans Day, when the New York Stock Exchange ("NYSE") is open and the Fund is open but check purchases and electronic funds transfers (*i.e.*, bank wires and ACH funds transfers) cannot be received because the banks and post offices are closed.

Customer Identification

Federal regulations require all financial institutions to obtain, verify and record information that identifies each person who opens an account. In order to verify your identity, the Fund requires your name, date of birth, residential street address or principal place of business, social security number and employer identification number or other governmental issued identification when you open an account. The Fund may place limits on account transactions while it is in the process of attempting to verify your identity. If the Fund is unable to verify your identity, the Fund may be required to redeem your shares and close your account.

Through your Broker/Dealer

Your broker/dealer must receive your purchase request before the close of regular trading (generally 4 p.m. ET) on the NYSE to receive that day's NAV. Your broker/dealer will be responsible for furnishing all necessary documentation to Calvert and may charge you for services provided.

HOW SHARES ARE PRICED

The price of shares is based on the Fund's NAV. The NAV is computed by adding the value of the Fund's securities holdings plus other assets, subtracting liabilities, and then dividing the result by the number of shares outstanding. The NAV of each class will be calculated separately.

The NAV is calculated as of the close of each business day, which coincides with the closing of the regular session of the NYSE (generally 4 p.m. ET). The Fund is open for business each day the NYSE is open.

The Fund may hold securities that are primarily listed on foreign exchanges that trade on days when the NYSE is closed. The Fund does not price shares on days when the NYSE is closed, even if foreign markets may be open. As a result, the value of the Fund's shares may change on days when you will not be able to buy or sell your shares.

Generally, portfolio securities and other assets are valued based on market. Debt securities are valued utilizing the average of bid prices or at bid prices based on a matrix system (which considers such factors as security prices, yields, maturities and ratings) furnished by dealers through an independent pricing service.

Under the oversight of the Board of Directors and pursuant to the Fund's valuation procedures adopted by the Board, the Advisor determines when a market quotation is not readily available or reliable for a particular security.

Investments for which market quotations are not readily available or reliable are fair valued by a fair value team consisting of officers of the Fund and of the Advisor, as determined in good faith under consistently applied procedures under the general supervision of the Board of Directors. No single standard exists for determining fair value, which depends on the circumstances of each investment, but in general fair value is deemed to be the amount an owner might reasonably expect to receive for a security upon its current sale.

In making a fair value determination, under the ultimate supervision of the Board, the Advisor, pursuant to the Fund's valuation procedures, generally considers a variety of qualitative and quantitative factors relevant to the particular security or type of security. These factors may change over time and are reviewed periodically to ascertain whether there are changes in the particular circumstances affecting an investment which may warrant a change in either the valuation methodology for the investment, or the fair value derived from that methodology, or both. The general factors considered typically include, for example, fundamental analytical data relating to the investment, the nature and duration of restrictions, if any, on the security, and the forces that influence the market in which the security is purchased and sold, as well as the type of security, the size of the holding and numerous other specific factors. Foreign securities are valued based on quotations from the principal market in which such securities are normally traded. If events occur after the close of the principal market in which securities are traded, and before the close of business of the Fund, that are expected to materially affect the value of those securities, then they are valued at their fair value taking these events into account. In addition, fair value pricing may be used for high-yield debt securities or in other instances where a portfolio security is not traded in significant volume for a substantial period.

The values assigned to fair value investments are based on available information and do not necessarily represent amounts that might ultimately be realized. Further, because of the inherent uncertainty of valuation, the fair values may differ significantly from the value that would have been used had a ready market for the investment existed, and these differences could be material.

WHEN YOUR ACCOUNT WILL BE CREDITED

Your purchase will be processed at the next NAV calculated after your request is received in good order, as defined below. All of your purchases must be made in U.S. dollars. No cash or third-party checks will be accepted. No credit card or credit loan checks will be accepted. The Fund reserves the right to suspend the offering of shares for a period of time or to reject any specific purchase order. All purchase orders must be sent to the Transfer Agent; however, as a convenience, check purchases received at Calvert's office in Bethesda, Maryland, will be sent by overnight delivery to the Transfer Agent and will be credited the next business day upon receipt. Any check purchase received without an investment slip may cause delayed crediting. Any purchase less than the $250 minimum for subsequent investments may be charged a service fee of $2. If your check does not clear your bank, your purchase

will be canceled and you will be charged a $25 fee plus any costs incurred. All purchases will be confirmed and credited to your account in full and fractional shares (rounded to the nearest 1/1000th of a share). See "Request in Good Order" below.

Request in Good Order

All requests (both purchase orders and redemption requests) must be received by the Transfer Agent in "good order." This means that your request must include:

- The Fund name and account number.
- The amount of the transaction (in dollars or shares).
- Signatures of all owners exactly as registered on the account (for mail requests).
- Signature guarantees (if required).*
- Any supporting legal documentation that may be required.
- Any outstanding certificates representing shares to be redeemed.

* For instance, a signature guarantee must be provided by all registered account shareholders when redemption proceeds are sent to a different person or address. A signature guarantee can be obtained from most commercial and savings banks, credit unions, trust companies, or member firms of a U.S. stock exchange. Notarization is not the equivalent of a signature guarantee.

Transactions are processed at the NAV next computed after the Transfer Agent has received all required information. Requests received in good order before the close of regular NYSE trading (generally 4 p.m. ET) will receive that day's closing NAV; otherwise you will receive the next business day's NAV.

Purchase and Redemption of Shares through a Financial Intermediary

The Fund has authorized one or more broker/dealers to receive purchase and redemption orders on the Fund's behalf. Such broker/dealers are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund's behalf. The Fund will be deemed to have received a purchase or redemption order when an authorized broker/dealer, or if applicable, a broker/dealer's authorized designee, receives the order in good order. The customer orders will be priced at the Fund's NAV next computed after they are received by an authorized broker/dealer or the broker/dealer's authorized designee.

HOW TO SELL SHARES

You may redeem all or a portion of the shares from your account by telephone or mail on any day the Fund is open for business, provided the amount requested is not on hold or held in escrow pursuant to a statement of intention. When you purchase by check or with ACH funds transfer, the purchase will be on hold for up to 10 business days from the date of receipt. During the hold period, redemption proceeds will not be sent until the Transfer Agent is reasonably satisfied that the purchase payment has been collected.

Your shares will be redeemed at the next NAV calculated after your redemption request is received by the Transfer Agent in good order (less any applicable contingent deferred sales charge and/or redemption fee). The proceeds will normally be sent to you on the next business day, but if making immediate payment could adversely affect your Fund, it may take up to seven (7) days to make payment. Electronic funds transfer redemptions generally will be credited to your bank account by the second business day after your phone call.

The Fund has the right to redeem shares in assets other than cash for redemption amounts exceeding, in any 90-day period, $250,000 or 1% of the NAV of the Fund, whichever is less, by making redemptions-in-kind (distributions of a pro rata share of the portfolio securities, rather than cash). A redemption-in-kind transfers the transaction costs associated with redeeming the security from the Fund to the shareholder. The shareholder will also bear any market risks associated with the portfolio security until the security can be sold.

The Fund reserves the right to suspend or postpone redemptions during any period when:

(a) trading on the NYSE is restricted, as determined by the SEC, or the NYSE is closed all day for other than

customary weekend and holiday closings;

(b) the SEC has granted an order to the Fund permitting such suspension; or

(c) an emergency, as determined by the SEC, exists, making disposal of portfolio securities or valuation of net assets of the Fund not reasonably practicable.

There are some federal holidays, however, *i.e.*, Columbus Day and Veterans Day, when the NYSE is open and the Fund is open but redemptions cannot be mailed or made by electronic funds transfer because the post offices and banks are closed.

Follow these suggestions to ensure timely processing of your redemption request:

By Telephone - call 800-368-2745

You may redeem shares from your account by telephone and have your money mailed to your address of record or electronically transferred to a bank you have previously authorized. A $5 charge may be imposed on wire transfers of less than $1,000.

Written Requests

Send your written requests to: Calvert, P.O. Box 219544, Kansas City, MO 64121-9544.

Your letter should include your account number, name of the Fund and Class and the number of shares or the dollar amount you are redeeming, and how you want the money sent to you. Please provide a daytime telephone number, if possible, for us to call if we have questions. If the money is being sent to a new bank, person, or address other than the address of record, your letter must be signature guaranteed.

Systematic Check Redemptions (Class A Shares)

If you maintain an account with a balance of $10,000 or more, you may have up to two (2) redemption checks for a fixed amount mailed to you at your address of record on the 15th of the month, simply by sending a letter with all information, including your account number, and the dollar amount ($100 minimum). If you would like a regular check mailed to another person or place, your letter must be signature guaranteed.

Corporations and Associations (Class A Shares)

Your letter of instruction and corporate resolution should be signed by person(s) authorized to act on the account, accompanied by signature guarantee(s).

Trusts (Class A Shares)

Your letter of instruction should be signed by the Trustee(s) (as Trustee(s)), with a signature guarantee. (If the Trustee's name is not registered on your account, please provide a copy of the trust document, certified within the last 60 days.)

Through your Broker/Dealer

Your broker/dealer must receive your request before the close of regular trading on the NYSE to receive that day's NAV. Your broker/dealer will be responsible for furnishing all necessary documentation to Calvert and may charge you for services provided.

Redemption Fee

In its effort to detect and prevent market timing, the Fund charges a 2% redemption fee on redemptions, including exchanges, within 30 days of purchase into the Fund unless the shares are held through an intermediary that has been authorized by Fund management to apply its own redemption fee policy, as described under "Other Calvert

Features/Policies – Market Timing Policy" below. In the event of any such authorization, shareholders should contact the intermediary through which the Fund shares are held for more information on the redemption fee policy that applies to those shares, including any applicable waivers.

For those shares to which the Fund's redemption fee policy is applicable, the redemption fee will only be waived in the following circumstances:

- Redemption upon the death or disability of the shareholder, plan participant, or beneficiary. "Disability" means a total disability as evidenced by a determination by the U.S. Social Security Administration.
- Minimum required distributions from retirement plan accounts for shareholders 70 1/2 and older. The maximum amount subject to this waiver is based only upon the shareholder's Calvert retirement accounts.
- The return of an excess contribution or deferral amount, pursuant to sections 408(d)(4) or (5), 401(k)(8), 402(g)(2), or 401(m)(6) of the Code.
- Involuntary redemptions of accounts under procedures set forth by the Fund's Board of Directors.
- Redemption for the reallocation of purchases received under a systematic investment plan for rebalancing purposes, or by a discretionary platform for mutual fund wrap programs for rebalancing purposes.
- Redemption of shares purchased with reinvested dividends or capital gain distributions.
- Shares transferred from one retirement plan to another in the same Fund.
- Shares redeemed as part of a retirement plan termination or restructuring.
- Redemption of shares of the Fund held as a default investment option in a retirement plan.
- Exchange or redemption transactions by an account that the Fund or its Transfer Agent reasonably believes is maintained in an omnibus account by a service provider that does not have the systematic capability of assessing the redemption fee at the individual or participant account level. For this purpose, an omnibus account is a Fund account where the ownership of, or interest in, Fund shares by more than one individual or participant is held through the account and the subaccounting for such Fund account is done by the service provider, not the Fund's Transfer Agent.

In order to determine your eligibility for a redemption fee waiver, it may be necessary to notify your broker/dealer or the Fund of the qualifying circumstances and to provide any applicable supporting documentation.

For shares held through an intermediary in an omnibus account, Calvert relies on the intermediary to assess any applicable redemption fee on underlying shareholder accounts. There are no assurances that intermediaries will properly assess the fee.

OTHER CALVERT FEATURES / POLICIES

Website

For 24-hour performance and pricing information, visit www.calvert.com.

You can obtain account information and authorize certain transactions with the convenience of logging on to www.calvert.com (Class A only).

The information on our website is not incorporated by reference into this prospectus; our website address is included as an inactive textual reference only.

Account Services (Class A Shares)

By signing up for services when completing an application to open your Class A, Class C or Class O account, you avoid having to obtain a signature guarantee. If you wish to add services at a later date to an existing account, the Fund requires a signature guarantee to verify your signature. You may obtain a signature guarantee from any bank, trust company and savings and loan association, credit union, broker-dealer firm or member of a domestic stock exchange. A notary public cannot provide a signature guarantee.

ACH Funds Transfer (Class A Shares)

You may purchase or sell Class A shares by ACH funds transfer without the time delay of mailing a check or the added expense of a wire. Use this service to transfer up to $300,000 electronically. Allow one or two business days after you place your request for the transfer to take place. Money transferred to purchase new Class A shares will be subject to a hold of up to 10 business days before any subsequent redemption requests for those shares are honored. Transaction requests must be received by 4 p.m. ET. You may request this service on your initial account application. ACH funds transfer transactions returned for insufficient funds will incur a $25 charge.

Telephone Transactions (Class A Shares)

You may purchase, redeem or exchange Class A shares or request an electronic funds transfer by telephone if you have pre-authorized service instructions. You receive telephone privileges automatically when you open your account unless you elect otherwise. For our mutual protection, the Fund, the shareholder servicing agent and its affiliates use precautions such as verifying shareholder identity and recording telephone calls to confirm instructions given by phone. A confirmation statement is sent for these transactions; please review this statement and verify the accuracy of your transaction immediately.

Exchanges

Calvert offers a wide variety of investment options that include common stock funds, tax-exempt and corporate bond funds, and money market funds; call your broker/dealer or Calvert representative for more information. We make it easy for you to purchase shares in other Calvert Funds if your investment goals change. The exchange privilege offers flexibility by allowing you to exchange shares on which you have already paid a sales charge from one mutual fund to another at no additional charge.

For Class A Shares, complete and sign an account application, taking care to register your new account in the same name and taxpayer identification number as your existing Calvert account(s). You may then give exchange instructions by telephone if telephone redemptions have been authorized and the shares are not in certificate form.

Before you make an exchange, please note the following:

Each exchange represents the sale of shares of one Fund and the purchase of shares of another. Therefore, you could realize a taxable gain or loss on an exchange. Shares may only be exchanged for shares of the same class of another Calvert Fund; except that Class A shares of the Fund may be exchanged for Class Y shares of the same Fund (no sales charges or other charges will apply to any such exchange), if offered by the Fund, provided you meet the Fund's eligibility requirements for purchasing Class Y shares.

An exchange must satisfy the minimum investment amount for that Calvert Fund. You may exchange shares acquired by reinvestment of dividends or distributions into another Calvert Fund at no additional charge.

The Fund reserves the right to terminate or modify the exchange privilege with 60 days' written notice.

Market Timing Policy

In general, the Fund is designed for long-term investment and not as frequent or short-term trading ("market timing") vehicles. The Fund discourages frequent purchases and redemptions of Fund shares by Fund shareholders. Further, the Fund does not accommodate frequent purchases and redemptions of fund shares by fund shareholders. Accordingly, the Fund's Board of Directors has adopted policies and procedures in an effort to detect and prevent market timing in the Fund, which may require you to pay a redemption fee, as described under "How to Sell Shares -

Redemption Fee" in this Prospectus. The Fund believes that market timing activity is not in the best interest of shareholders. Market timing can be disruptive to the portfolio management process and may adversely impact the ability of the Advisor to implement the Fund's investment strategies. In addition, market timing can disrupt the management of the Fund and raise its expenses through: increased trading and transaction costs; forced and unplanned portfolio turnover; time-zone arbitrage for securities traded on foreign markets; and large asset swings that decrease the Fund's ability to provide maximum investment return to all shareholders. This in turn can have an adverse effect on Fund performance. In addition to seeking to limit market timing by imposition of redemption fees, the Fund or Calvert at its discretion may reject any purchase or exchange request (purchase side only) it believes to be market timing. However, there is no guarantee that Calvert will detect or prevent market timing activity.

Shareholders may hold the shares of the Fund through a service provider, such as a broker/dealer or a retirement plan, which has adopted market timing policies that differ from the market timing policies adopted by the Fund's Board of Directors. In formulating their market timing policies, these service providers may or may not seek input from Calvert regarding certain aspects of their market timing policies, such as the amount of any redemption fee, the minimum holding period or the applicability of trading blocks. As a result, the market timing policies adopted by service providers may be quite dissimilar from the policies adopted by the Fund's Board of Directors. The Board of Directors of the Fund has authorized Fund management to defer to the market timing and redemption fee policies of any service provider that distributes shares of the Fund through an omnibus account if the service provider's policies, in Fund management's judgment, are reasonably designed to detect and deter market timing transactions. Shareholders may contact Calvert to determine if the service provider through which the shareholder holds shares of the Fund has been authorized by Fund management to apply its own market timing and redemption fee policies in lieu of the policies adopted by the Fund's Board of Directors. In the event of any such authorization, shareholders should contact the service provider through which the Fund shares are held for more information on the market timing policies and any redemption fees that apply to those shares.

As stated under "How to Sell Shares" in this Prospectus, a redemption fee will not be assessed on Fund shares held through an omnibus account if the service provider maintaining that account:

(i) does not have the systematic capability of assessing the redemption fee at the individual or participant account level, or

(ii) as described above, implements its own policies and procedures to detect and prevent market timing and such policies do not provide for the assessment of a redemption fee.

If a significant percentage of the Fund's shareholder accounts are held through omnibus accounts that are not subject to a redemption fee, then the Fund would be more susceptible to the risks of market timing activity in the Fund. Even if an omnibus account is not subject to a redemption fee, if the Fund or its Transfer Agent or shareholder servicing agent suspects there is market timing activity in the account, Calvert will seek full cooperation from the service provider maintaining the account to identify the underlying participant. Calvert expects the service provider to take immediate action to stop any further market timing activity in the Fund by such participant(s) or plan, or else the Fund will be withdrawn as an investment option for that account. Calvert expects all service providers that maintain omnibus accounts to make reasonable efforts to identify and restrict the short-term trading activities of underlying participants in the Fund.

The Fund and CID reserve the right at any time to reject or cancel any part of any purchase or exchange order (purchase side only). Orders are canceled within one business day, and the purchase price is returned to the investor. The Fund and CID also may modify any terms or conditions of purchase of shares of the Fund (upon prior notice) or withdraw all or any part of the offering made by this Prospectus.

Electronic Delivery of Prospectuses and Shareholder Reports

You may request electronic delivery of Fund Prospectuses and Annual and Semi-Annual Reports by calling client services at 800-368-2745 or enrolling online at www.calvert.com.

Combined General Mailings (Householding)

Multiple accounts held directly with Calvert that have the same social security number will receive one mailing per

household of information such as prospectuses and semi-annual and annual reports. Call Calvert client services at 800-368-2745 to request further grouping of accounts to receive fewer mailings, or to request that each account still receive a separate mailing. Separate statements will be generated for each separate account and will be mailed in one envelope for each combination above. Multiple accounts held through a broker/dealer (or other financial intermediary) that share the same household address may receive one mailing.

Special Services and Charges

The Fund pays for shareholder services but not for special services that are required by a few shareholders, such as a request for a historical transcript of an account or a stop payment on a draft. You may be required to pay a fee for these special services; for example, the fee for stop payments is $25.

If you are purchasing shares through a program of services offered by a broker/dealer or other financial institution, you should read the program materials together with this Prospectus. Certain features may be modified in these programs. Investors may be charged a fee if they effect transactions in Fund shares through a broker/dealer or other agent.

Minimum Account Balance / Low Balance Fee

If the balance in your account falls below the minimum during a month, the account may be closed and the proceeds mailed to the address of record. You will receive notice that your account is below the minimum and will be closed if the balance is not brought up to the required minimum within 30 days.

Shares held through an omnibus account or wrap-fee program for which the Fund has waived investment minimums are not subject to this requirement.

DIVIDENDS, CAPITAL GAINS, AND TAXES

The Fund pays dividends from its net investment income on a monthly basis. Net investment income consists of interest income and dividends declared and paid on investments, less expenses. Distributions of net short-term capital gains (treated as dividends for tax purposes) and net long-term capital gains, if any, are normally paid once a year; however, the Fund does not anticipate making any such distributions unless available capital loss carryovers have been used or have expired. Dividend and distribution payments will vary between classes.

Dividend Payment Options

Dividends and any distributions are automatically reinvested in the same Fund at NAV (without sales charge), unless you elect to have amounts of $10 or more paid in cash (by check or by electronic funds transfer). Dividends and distributions from any Calvert Fund may be automatically invested in an identically registered account in any other Calvert Fund at NAV. If reinvested in the same account, new shares will be purchased at NAV on the reinvestment date, which is generally 1 to 3 days prior to the payment date. You must notify the Fund in writing to change your payment options. If you elect to have dividends and/or distributions paid in cash, and the U.S. Postal Service returns the check as undeliverable, it, as well as future dividends and distributions, will be reinvested in additional shares. No dividends will accrue on amounts represented by uncashed distribution or redemption checks.

Buying a Dividend

At the time of purchase, the share price of each class may reflect undistributed income, capital gains or unrealized appreciation of securities. Any income or capital gains from these amounts which are later distributed to you are fully taxable. On the ex-dividend date for a distribution, share value is reduced by the amount of the distribution. If you buy shares just before the ex-dividend date ("buying a dividend"), you will pay the full price for the shares and then receive a portion of the price back as a taxable distribution.

Federal Taxes

In January, the Fund will mail Form 1099-DIV indicating the federal tax status of dividends and any capital gain

distributions paid to you during the past year. Generally, dividends and distributions are taxable in the year they are paid. However, any dividends and distributions paid in January but declared during the prior three months are taxable in the year declared. Dividends and distributions are taxable to you regardless of whether they are taken in cash or reinvested. Dividends, including short-term capital gains, are taxable as ordinary income. Distributions from long-term capital gains are taxable as long-term capital gains, regardless of how long you have owned shares.

You may realize a capital gain or loss when you sell or exchange shares. This capital gain or loss will be short- or long-term, depending on how long you have owned the shares which were sold. In January, the Fund whose shares you have sold or exchanged in the past year will mail Form 1099-B indicating the total amount of all such sales, including exchanges. You should keep your annual year-end account statements to determine the cost (basis) of the shares to report on your tax returns.

Cost Basis Reporting

Mutual funds must report cost basis information to you and the Internal Revenue Service ("IRS") when you sell or exchange shares acquired on or after January 1, 2012 in your non-retirement accounts. The cost basis regulations do not affect retirement accounts, money market funds, and shares acquired before January 1, 2012. The Fund will permit shareholders to elect from among several IRS-accepted cost basis methods, including average cost. In the absence of an election by a shareholder, the Fund will use the average cost method with respect to that shareholder. The cost basis method a shareholder elects may not be changed with respect to a redemption of shares after the settlement date of the redemption. Shareholders should consult with their tax advisors to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting rules apply to them.

Other Tax Information

In addition to federal taxes, you may be subject to state or local taxes on your investment, depending on the laws in your area. You will be notified to the extent, if any, that dividends reflect interest received from U.S. government securities. Such dividends may be exempt from certain state income taxes.

Taxpayer Identification Number

If we do not have your correct Social Security or Taxpayer Identification Number ("TIN") and a signed certified application or Form W-9, Federal law requires us to withhold 28% of your reportable dividends, and possibly 28% of certain redemptions. In addition, you may be subject to a fine by the Internal Revenue Service. You will also be prohibited from opening another account by exchange. If this TIN information is not received within 60 days after your account is established, your account may be redeemed (closed) at the current NAV on the date of redemption. Calvert reserves the right to reject any new account or any purchase order for failure to supply a certified TIN.

To Open an Account:
800-368-2748

Performance and Prices:
www.calvert.com
24 hours, 7 days a week

Service for Existing Accounts:
Shareholders 800-368-2745
Brokers 800-368-2746

TDD for Hearing-Impaired:
800-541-1524

Calvert Office:
4550 Montgomery Avenue
Suite 1000N
Bethesda, MD 20814

Registered, Certified or
Overnight Mail:
Calvert
c/o BFDS
330 West 9th Street
Kansas City, MO 64105

PRINCIPAL UNDERWRITER
Calvert Investment Distributors, Inc.
4550 Montgomery Avenue
Suite 1000N
Bethesda, MD 20814

For investors who want more information about the Fund, the following documents are available free upon request:

Annual/Semi-Annual Reports: Additional information about the Fund's investments is available in the Fund's Annual and Semi-Annual Reports to shareholders. In the Fund's Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI): The SAI for the Fund provides more detailed information about the Fund, including a description of the Fund's policies and procedures with respect to the disclosure of its portfolio holdings. The SAI for the Fund is incorporated into this Prospectus by reference.

You can get free copies of reports and SAIs, request other information and discuss your questions about the Fund by contacting your financial professional, or the Fund at:

Calvert Investments, Inc.
4550 Montgomery Ave.
Suite 1000N
Bethesda, MD 20814
Telephone: 1-800-368-2745

The Fund also makes available its SAI and its Annual and Semi-Annual Reports free of charge on Calvert's website at the following Internet address:

www.calvert.com

You can review and copy information about the Fund (including its SAI) at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the public reference room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Fund is available on the EDGAR database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing to the Public Reference Section of the SEC, Washington, D.C. 20549-1520.

Investment Company Act file:

No. 811-10045 Calvert Impact Fund, Inc. (Calvert Green Bond Fund)

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